Exhibit 99.1

meredith and Media General agree to terminate MERGER agreement

DES MOINES, IA/ RICHMOND, VA (January 27, 2016) – Meredith Corporation (NYSE:MDP; www.meredith.com) and Media General, Inc. (NYSE: MEG; www.mediageneral.com) said today they have agreed to terminate immediately the binding merger agreement they entered into on September 8, 2015.

In exchange for terminating the merger agreement, Meredith will receive:

●	$60 million in cash payable immediately.

●	An opportunity to negotiate for the purchase of certain broadcast and digital assets currently owned by Media General.

“While we still believe in the strategic and financial benefits a merger with Media General would have created, we are pleased with the financial benefits of the termination agreement and the shareholder value created,” said Meredith Chairman and CEO Stephen M. Lacy. “Meredith is a strong and growing company with a powerful and diverse media portfolio. We have a successful record of delivering increased Total Shareholder Return, and look forward to enhancing our financial and competitive position with the benefits received.”

“We are pleased to have this matter behind us and look forward to working towards completion of our transaction with Nexstar, which we believe is in the best interest of Media General and delivers superior value to our shareholders,” said Media General Chief Executive Officer, Vincent L. Sadusky.

There is no assurance that Media General and Meredith will reach agreement with respect to a purchase of any broadcast and digital assets, any such transaction being subject to approval of Nexstar Broadcasting Group under Media General's merger agreement with Nexstar.

ABOUT MEREDITH CORPORATION

Meredith Corporation has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms – including broadcast television, print, digital, mobile and video – to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 – including Atlanta, Phoenix, St. Louis and Portland – and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 100 million unduplicated women every month, including 60 percent of American Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

ABOUT MEDIA GENERAL

Media General is one of the nation's largest local media companies that operates or services 71 television stations in 48 markets, along with the industry's leading digital media business. Its robust portfolio of broadcast, digital and mobile products informs and engages 23 percent of U.S. TV households and more than two-thirds of the U.S. Internet audience. Media General has one of the industry's largest and most diverse digital media businesses that includes LIN Mobile, Federated Media, HYFN, Dedicated Media and BiteSizeTV, all under the LIN Digital banner. With unmatched local-to-national reach and integrated marketing solutions, Media General is a one-stop-shop for agencies and brands that want to effectively and efficiently reach their target audiences across all screens. Media General trades on the NYSE under the symbol “MEG.” For more information, visit www.mediageneral.com.

MEREDITH CONTACTS:

Shareholder/Financial Analyst:	Media:
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com	E-mail: Art.Slusark@meredith.com

Tom Johnson or Pat Tucker
Abernathy MacGregor
(212) 371-5999
tbj@abmac.com; pct@abmac.com

MEDIA GENERAL CONTACTS:

Shareholder/Financial Analyst:	Media:
Jim Woodward	Courtney Guertin
Chief Financial Officer	Marketing & Communications Director
(804) 887-5110	(401) 457-9501
jwoodward@mediageneral.com	cguertin@mediageneral.com

Dan Burch / Charlie Koons	Jamie Moser / Andi Rose
MacKenzie Partners, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(212) 929-5500	(212) 355-4449

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General and Meredith's control.

Statements in this document regarding Media General and/or, Meredith that are forward-looking, are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General and/or Meredith, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Meredith’s and Media General's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.